 USA’s Only Conventional Lithium Project  Corporate Presentation – May 2019  ASX: PLL  NASDAQ: PLL  ABN 50 002 664 495

 INTEGRATED BUSINESS  Integrated spodumene-to-hydroxide business modelOne of four such large projects globally  IDEAL LOCATION  Abundant infrastructure and lithium talent pool50+ years of lithium processing in North Carolina  LOW COSTS  1st quartile operating costsUS$888mm NPV on initial 13-year mine life  VAST GROWTH POTENTIAL  Phase 4 drilling underway; resource update in June 2019Continued land consolidation will drive resource scale  NEAR-TERM CATALYSTS  Next 90 days – Resource, Metallurgy and Scoping updatesNext 6 months – Offtake, Permits and Feasibility Study  VALUATION UPSIDE  Trading at <10% of Project NPVKidman & Wodgina deals imply huge upside for PLL shares  USA’s Only Conventional Lithium Project  2

 Strong EV Demand Expected to Lead to Lithium Shortages  Source: Benchmark Minerals Intelligence  Source: EV Reports.com  Source: Green Car Reports  New Supply Needed to Support Growth in EV Demand  3

 World #1 Car Company VW is All-In on Electric Vehicles    Audi e-tron (2019)  Tesla Model 3 (2018)  4  Porsche Taycan (2019)  Complete Dedication to EVs$80bb capital investmentJoint commitment to lithium-ion with BMW and DaimlerFocus on hydroxide from spodumene“Mining is considered the future-proof solution, both commercially and in terms of sustainability”“Lithium hydroxide from mining is the future-relevant product”Aggressively Targeting US MarketEVs to be produced in Chattanooga, TennesseeBatteries to be sourced from new SK Innovation plant in Georgia   “Lithium: The Irreplaceable Element of the Electric Era” VW Press Release

 The American Mineral Security Act  5  “I think It’s Really Important for our National Security” NC10 Rep Patrick McHenry  “Our nation’s mineral security is a significant, urgent, and often ignored challenge…our reliance on China and other nations for critical minerals costs us jobs…and leaves us at a geopolitical disadvantage.” – U.S. Senator Lisa Murkowski, Chair of the Committee on Energy and Natural Resources “The challenge…is ensuring that the U.S. does not exchange a dependence on OPEC’s oil for a dependence on China’s batteries and critical minerals.” – Robbie Diamond, Securing America’s Future Energy

 Piedmont Ideally Located in North Carolina    # 1 State for Business Forbes Magazine  0%State Mining Royalties  23%Corporate Tax Rate  ~100%Historic Lithium Production  6

 North Carolina Cost Advantage  Source: Public filings, Primero and Company estimates  Location drives 1st quartile cost position  7

 Projected to be a 1st Quartile LiOH Producer  Source: Roskill, Refined production cost includes all direct and indirect operating costs related directly to the physical activity of producing a refined lithium compounds, including feedstock costs (either from internal sources measured using the all-in sustaining cost of production (site operating plus other costs, as defined above), refining, on-site general and administrative costs and selling expenses. It does not include costs associated with corporate-level administrative expenses.  8

 $235mmRun-rate EBITDA  $888mmAfter-tax NPV  46%After-tax IRR  13Year Mine Life  Exceptional Economics  9  PHASE TWO – 2023+Chemical Plant22,700 tpy lithium hydroxide$340mm capex funded partially by concentrate cash flowSteady-state EBITDA - $235mm  PHASE ONE – 2020-2022Mine & Concentrator170,000 tpy 6% concentrate + by-product minerals$130mm initial capexSteady-state EBITDA - $80mm  Phased Development to Manage Risk and Minimize Dilution

 Aggressive Land Consolidation Strategy  10  Initial Options415 Acres  2017903 Acres  20181,383 Acres  Current2,105 Acres    Numerous Prospective Targets to Drive Resource and Mine Life

 11  2019 Catalysts Should Drive Re-Rating  Market Cap (US$mm)  Resource of 16.6Mt @ 1.16% in March 2015  2018E LCE Production of 20,000t     Next 90 DaysPhase 4 Drill ResultsDMS testworkMineral Resource updatePFS-level metallurgyScoping Study updateH2 2019PermittingReserve declarationDefinitive Feasibility StudyOfftake / PartneringProject financing

 M&A Deals Imply Substantial Upside for PLL Shares  12  Lithium M&A Activity AcceleratingWesfarmers US$545mm bid for KidmanALB US$1.15bb bid for 50% of WodginaPilbara and Nemaska have hired advisorsPosco’s acquisition of Galaxy propertiesPluspetrol acquisition of LSC LithiumM&A Valuations Imply Upside for PLLEBITDA multiples of 2.4x-2.5xPLL steady-state EBITDA ~$235mmLiOH production multiple of ~$22k-$23kPLL annual LiOH production 22,700tProject NPV multiples of 0.60x-0.90xPLL Project NPV ~$888mm  Kidman and Wodgina Deal Pricing Consistent and Encouraging

 Corporate Snapshot  Piedmont Lithium Limited            Shares / ADRs (1 ADR = 100 Shares)  670.4 mm  6.70 mm  Price (@ 5/24/19)  A$0.16  US$12.19  Market cap  A$107.3  US$74.4 mm  Cash (@ 3/31/19)  A$10.3 mm  US$7.1 mm  90-day ADTV (45% Nasdaq, 55% ASX)  ~A$167,000  ~US$106,000  Key Shareholders    AustralianSuper Pty Ltd  13.2%  Officers and Directors  11.6%  Research Coverage                  Board of Directors      Ian Middlemas  Australia  Chairman  Keith D. Phillips  USA  CEO  Anastasios Arima  USA  Executive Director  Jeff Armstrong  USA  Director  Jorge Beristain  USA  Director  Levi Mochkin  Australia  Director  13  Share Price 40% Below Pre-Resource Highs  Dual-Listed on ASX and Nasdaq

 Background Materials

 Superior Strategic Position  15     + 85% recoveries+ Superior infrastructure+ Local by-product markets+ Short transport distances+ Low-cost power and gas+ Local labor force+ Zero state royalties+ Low corporate taxes+ Favorable climate- 13-Year Mine Life  Spider Chart Highlights Piedmont’s Potential

 High-Grade Maiden Resource  19.0 Mt @ 1.15% Li2O542,000 tonnes of contained LCEShallow open pit – >80% of resource within 100m of surfaceOpen along strike and at depthExploration Target of 6.5-8.0Mt @ 1.1%-1.3%. The potential quantity and grade of this Exploration Target is conceptual in nature. There has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource. Project-wide update due late-June    16

 Strong Metallurgy  Resource Grade  Recovered Grade  Competitive Resource Grade…1.15% Resource Grade  …and Positive Met Recoveries…85% recoveries…based on bench scale tests and North Carolina precedent  …Lead to Strong Recovered GradeDriving strong project economics  17  PFS-Level Met Program Underway at SGS Lakefield

 Positive Impact of By-Products  By-products were a large business for past lithium producers in NCStrong local markets for quartz, feldspar and micaImports represent large market share due to US mine depletionsInitial offtake conversations underway with leading market participants  By-product  Annual Volume (tpy)  Assumed Sales Price (US$/t)  Markets  Quartz  99,000  $100  Low-iron glass including solar panel cover glass, industrial ceramics  Feldspar  125,000  $75  Glass, frit, and industrial ceramics  Mica  15,500  $50  Specialty paints including automotive, filler uses, joint-compound  18

 2019 Project Timeline  19  A shovel-ready project by year-end

 Technical Consultants                Scoping Study Lead(Australia & Canada)  Resource Geology(Australia & Canada)  Metallurgy(Canada)  Permitting(North Carolina)          Mine Planning(Virginia)  Analytical Testwork(North Carolina)  Analytical Test Work(Colorado)  Blast Studies(North Carolina)  Highly-Experienced Project Team  Management Team      Keith PhillipsManaging Director & CEO30+ Years Wall Street experience with JPMorgan, Merrill Lynch and Dahlman Rose  Anastasios ArimaExecutive Director & Co-founder10+ Years Mining Company Executive, Founder of multiple mining companies   Lamont LeathermanVP – Geology & Co-founder25+ Years Exploration Geologist, Ex-senior Positions in BHP & Noranda in the Carolinas  Patrick Brindle VP – Project Management20+ Years US & Global Engineering, Procurement and Construction Expert  David Buckley VP – Process Engineering25+ Years Lithium Extraction and Conversion Expert, Ex-FMC and Albemarle  Tim McKennaAdvisor – Government Relations30+ Years Government & Investor Relations, including with Rockwood Lithium  20

 LOCATION  NC the #7 mining state in USA50 years of lithium processing experience in TSB3mm population within 30 milesNo fly-in / fly-out campsWeather conducive to year-round activity  TEAM  Core team has extensive project development experienceLead engineer Primero integral to recent successful start-ups / upgradesAlliance, Pilbara, Altura, Mt. CattlinMining engineers Marshall Miller a leader in eastern USA  BUDGET  Committed to setting realistic expectationsDespite locational advantages PLL capex estimates at high-end of rangeBudgeting 4-year ramp for LiOH plant vs. 1 year for othersBudgeting 1/3 of by-product capacityFixed price EPC contract anticipated for mine / concentrator  TIMELINE  PLL will build in phases to manage equity dilution and execution riskMore important to ‘do it right’ than to ‘do it fast’Li demand CAGR 20% pa for years to come – ‘marathon not a sprint’  ALIGNMENT  Officers and directors have substantial equity exposureMaximizing shareholder value is our core objective  Controlling Project Timeline and Capital Budget  21

 22  Superior Profitability Index vs. Other Mining Projects  Profitability Index Measures NPV vs. Initial Capex     Piedmont  Trilogy  Sabina  Corvus  Osisko  CleanTeQ  General Moly  Midas  Western Copper  eCobalt  Seabridge  Northern Dynasty  Polymet  Project  Piedmont  Arctic  Back River  North Bullfrog  Windfall  Sunrise  Mt. Hope  Stibnite  Casino  Idaho Cobalt  KSM  Pebble  Northmet  Commodity  Lithium  Copper  Gold  Gold  Gold  Nickel  Moly  Gold  Copper  Cobalt  Au / Cu  Copper  Copper  Location  USA  USA  Canada  USA  Canada  Australia  USA  USA  Canada  USA  Canada  USA  USA  Stage  PEA  PFS  DFS  PEA  PEA  DFS  DFS  PFS  DFS  DFS  PFS  PEA  DFS  After-tax NPV8 (US$mm)  $888   $1,413   $455   $586   $310   $1,390   $734   $832   $1,830   $136   $3,400   $1,774   $271   Initial Capex (US$mm)  $470   $780   $311   $424   $298   $1,491   $802   $970   $2,456   $187   $5,500   $4,695   $1,216   Profitability Index (NPV/Capex)  1.89   1.81   1.46   1.38   1.04   0.93   0.92   0.86   0.75   0.73   0.62   0.38   0.22   After-tax IRR  46%  33%  28%  38%  33%  19%  18%  19%  20%  21%  10%  15%  10%  Payback  2.0   2.0   2.9   2.1   2.1   4.3   4.1   3.4   3.0   2.9   6.4   5.3   7.5   Market Cap (US$mm)  $70   $337   $226   $146   $550   $147   $48   $115   $52   $41   $714   $179   $159

 Cost Parity Has Arrived    Tesla Model 3  Tesla Model 3  CATEGORY  Luxury sport sedan  Luxury sport sedan  0-60 MPH  4.6 seconds  4.6 seconds  RANGE  310 miles  ~400 miles  PRICE  $53,000  $55,000  5-YEAR FUEL 1  $2,549  $10,194  5-YEAR MAINTENANCE 1  $3,018  $9,551  5-YEAR INSURANCE 1  $4,430  $4,513  TAX INCENTIVE 2  ~$7,261  $0  5-YEAR TCO 3  $62,997 / $55,736(pre- / post- incentive)  $82,696  Source: Clean Technica and OEM websitesReflects New Jersey – $3,750 US tax credit plus waiver of 6.625% state sales taxIncludes insurance, Tesla shown pre-/post-tax benefits  “In the entry-level luxury market, (the Model 3) offers a better product at a lower cost of ownership…”“…In the mainstream sedan market, it offers a dramatically superior product at a similar cost of ownership.” - CleanTechnica  TESLA MODEL 3  AUDI S4 / BMW 340ix  23

 Supply Growth Consistently Over-Estimated  24  Source: Goldman Sachs / Orocobre Limited

 LCE Prices Returning to ‘New Normal’    “…contract prices in 2021 and 2025 are equal to or greater than the 2018 sales price with opportunities for price increases” – Luke Kissam, Albemarle CEO“…our average price could decrease during the second half of this year to an average of $11,000-$12,000 per metric ton.” – SQM Q1Report  SQM Lithium Carbonate Prices  25

 Current Lithium Prices Consistent with Piedmont Projections    26  Hydroxide premium of $2,500 /t -$3,00 /t, consistent with historic precedentLiOH prices $14,000/t - $15,500/t vs. Scoping Study estimate of $14,000

 Disclaimers  Cautionary Statements and Important InformationThis presentation does not constitute or form part of any offer to sell, or solicitation of any offer to buy, any securities in the United States or any other country. This presentation may not form the basis of any contract or commitment whatsoever with any person. Distribution of this presentation may be restricted by applicable law. This presentation has been prepared by Piedmont Lithium Limited (“Piedmont”) as a summary only, and does not contain all information about Piedmont’s assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to Piedmont’s securities. Any investment in Piedmont should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future. Piedmont does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by Piedmont are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position. Forward Looking StatementsThis presentation contains forward-looking statements within the meaning of securities legislation in Australia and the United States, including statements regarding exploration and development activities; plans for Piedmont’s mineral projects; projections of market demand and lithium prices; statements about the timing and amount of resource declarations; and statements about the timing and ability to complete scoping studies and feasibility studies. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual events, results, performance or achievements to be materially different from events, results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the risk that we will be unable to commercially extract mineral deposits, that our properties may not contain expected reserves, risks and hazards inherent in the mining business (including risks inherent in developing mining projects, environmental hazards, industrial accidents, weather or geologically related conditions), uncertainty about our ability to obtain required capital to execute our business plan, our ability to hire and retain required personnel, changes in the market prices of lithium, changes in technology or the development of substitute products, the uncertainties inherent in exploratory, developmental and production activities, including risks relating to permitting and regulatory delays, uncertainties inherent in the estimation of lithium resources, risks related to competition, as well as other uncertainties and risk factors set out in filings made from time to time with the Australian Stock Exchange and the U.S. Securities and Exchange Commission, including our most recent Form 20-F. Actual events, results, performance and achievements could vary significantly from the estimates presented in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. We disclaim any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Piedmont, its financial or operating results or its securities.Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred ResourcesThe information contained in this presentation has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.Competent Persons StatementsThe information in this presentation that relates to Exploration Results is extracted from the Company’s ASX announcements dated March 14, 2019, February 13, 2019, October 17, 2018, August 23, 2018, July 19, 2018, June 14, 2018, June 7, 2018, May 17, 2018, May 10, 2018, April 9, 2018, 4 April 2018, 15 March 2018, 1 December 2017, 2 November 2017, 27 September 2017, 23 May 2017, 3 April 2017, and 18 October 2016 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this presentation that relates to Exploration Targets and Mineral Resources is extracted from the Company’s ASX announcements dated June 14, 2018 and April 24, 2019 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this presentation that relates to Metallurgical Testwork Results is extracted from the Company’s ASX announcements dated September 4, 2018 and July 17, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this presentation that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this presentation that relates to Mining Engineering and Mine Schedule is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.Exploration TargetThe Exploration Target is based on the actual results of Piedmont’s previous drill programs. To determine potential tonnage and grade ranges at the deposit, Li2O assay values and density values from drilling have been applied to the volume estimates. A density value of 2.71 g/cm3 is applied to derive tonnage values. Using this methodology an Exploration Target of between 4.5 to 5.5 million tonnes at a grade of between 1.10% and 1.20% Li2O is approximated for the Core property and an Exploration Target of between 2.0 to 2.5 million tonnes at a grade of between 1.1% and 1.3% Li2O is approximated for the Central property. The potential quantity and grade of this Exploration Target is conceptual in nature, there has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.    27

 America’s Only Conventional Lithium Project  Piedmont Lithium Limited  Corporate Presentation – May 2019  Keith D. Phillips – President and CEO   +1 973 809 0505  kphillips@piedmontlithium.com  Exploration Office5706 Dallas-Cherryville Hwy. 279 | Bessemer City | NC 28016| USA   www.piedmontlithium.com  Registered Office28 The Esplanade | 9th Floor | Perth | WA 6000 | Australia   Head Office28 West 44th Street |Suite 810 | New York | NY 10036 | USA